SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For July 8, 2011

Commission File Number 1-14642

ING Groep N.V.

Amstelveenseweg 500

1081-KL Amsterdam

The Netherlands

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b).

This Report contains a copy of the following:

(1)	The Press Release issued on July 8, 2011.

ING to sell ING Car Lease to BMW

•	Sale reflects ING’s commitment to strengthen focus of the Bank

•	Expected total proceeds of EUR 700 million in cash at closing

•	Expected total proceeds include base purchase price of EUR 637 million and estimated earnings until closing

•	Sale is expected to release EUR 530 million of capital, adding 17 bps to core Tier 1 ratio

ING announced today that it has reached an agreement to sell ING Car Lease for an expected total consideration of EUR 700 million to BMW Group fleet management division Alphabet.

“The sale of ING Car Lease illustrates ING’s continued actions to streamline our business and simplify the company”, said Jan Hommen, CEO of ING Group. “Going forward ING will continue to build on its leadership position as a predominantly European Bank with a strong international network focused on providing its customers consistent high-quality services.”

Expected total proceeds of EUR 700 million at closing will include purchase price of EUR 637 million based on 2010 year end book value and estimated 2011 earnings until closing. The sale of ING Car Lease will result in a net transaction result of approximately EUR 335 million and a capital release of around EUR 530 million. The transaction is expected to have a positive impact on ING Bank’s core Tier 1 ratio of 17 basis points, based on the core Tier 1 ratio of 10.01% per 31 March 2011.

ING Car Lease is a leading operational car leasing and fleet management business in Europe, with 240,000 vehicles and top 10 positions across the eight countries in which it operates. ING Car Lease started its operations in 1977 and became part of ING Group in 1985. It has a total workforce of around 1200 employees per 31 December 2010. ING Car Lease balance sheet total was EUR 3.5 billion per 31 December 2010.

BMW Group is one of the world’s most successful premium manufacturers of cars and motorcycles. BMW Group is active in fleet management services through Alphabet, a BMW Group Division headquartered in Munich, Germany, with around 750 employees. Alphabet offers consulting, financing and car services to more than 12,000 customers. It was established in 1997 in the UK and today manages more than 300,000 multi-brand company car contracts and is represented in 14 countries.

The transaction is expected to close in the fourth quarter of 2011, subject to regulatory approvals. ING’s other leasing and factoring businesses, including ING Lease and ING Commercial Finance, are not affected by today’s announcement.

Press enquiries	Investor Inquiries

Carolien van der Giessen	Alexander Mollerus
+31 20 541 6522	+31 20 541 6482
Carolien.van.der. Giessen@ing.com	Alexander.Mollerus@ing.com

About ING

ING is a global financial institution of Dutch origin offering banking, investments, life insurance and retirement services. As of 31 March 2011, ING served more than 85 million private, corporate and institutional clients in more than 40 countries. With a diverse workforce of about 105,000 people, ING is dedicated to setting the standard in helping our clients manage their financial future.

Important Legal Information

Certain of the statements contained herein are not historical facts, including, without limitation, certain statements made of future expectations and other forward-looking statements that are based on management’s current views and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in such statements. Actual results, performance or events may differ materially from those in such statements due to, without limitation: (1) changes in general economic conditions, in particular economic conditions in ING’s core markets, (2) changes in performance of financial markets, including developing markets, (3) the implementation of ING’s restructuring plan to separate banking and insurance operations, (4) changes in the availability of, and costs associated with, sources of liquidity such as interbank funding, as well as conditions in the credit markets generally, including changes in borrower and counterparty creditworthiness, (5) the frequency and severity of insured loss events, (6) changes affecting mortality and morbidity levels and trends, (7) changes affecting persistency levels, (8) changes affecting interest rate levels, (9) changes affecting currency exchange rates, (10) changes in general competitive factors, (11) changes in laws and regulations, (12) changes in the policies of governments and/or regulatory authorities, (13) conclusions with regard to purchase accounting assumptions and methodologies, (14) changes in ownership that could affect the future availability to us of net operating loss, net capital and built-in loss carry forwards, and (15) ING’s ability to achieve projected operational synergies. ING assumes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or for any other reason.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ING Groep N.V. (Registrant)

By:	/s/ H. van Barneveld
H. van Barneveld General Manager Group Finance & Control

By:	/s/ C. Blokbergen
C. Blokbergen Head Legal Department

Dated: July 8, 2011